SAVE JOBS
                              IN PENNSYLVANIA

                       AMP IS ASKING THE PENNSYLVANIA
                     GENERAL ASSEMBLY TO PASS A MEASURE
                  THAT IS CONSISTENT WITH PROPER CORPORATE
                       GOVERNANCE AND SERVES THE BEST
                         INTERESTS OF PENNSYLVANIA.


 WHY? It may save thousands of jobs in Pennsylvania at no cost to taxpayers.

 WHY? It will provide a level playing field for AMP with other major
      Pennsylvania corporations.

 WHY? It will permit a reasonable period of time for AMP's Profit
      Improvement Plan to demonstrate performance.

 WHY? It will prevent coercive use of the consent process for corporate intimidation - exactly what AlliedSignal is doing.

 NOTE:     AlliedSignal has even greater protections for itself:

           Its shareholders can not use the consent process at all. Its Board can not be replaced at a single annual meeting.

                     KEEP AMP CONNECTED IN PENNSYLVANIA

                                                            October 6, 1998


                                                                  [AMP Logo]

 AMP and certain other persons named below may be deemed to be participants in the solicitation of revocations of consents in response to AlliedSignal's consent solicitation. The participants in this solicitation may include the directors of AMP (Ralph D. DeNunzio, Barbara H. Franklin, Joseph M. Hixon III, William J. Hudson, Jr., Joseph M. Magliochetti, Harold
 A. McInnes, Jerome J. Meyer, John C. Morley, Robert Ripp, Paul G. Schloemer and Takeo Shiina); the following executive officers of AMP: Robert Ripp (Chairman and Chief Executive Officer), William J. Hudson (Vice Chairman), James E. Marley (former Chairman), William S. Urkiel (Corporate Vice President and Chief Financial Officer), Herbert M. Cole (Senior Vice President for Operations), Juergen W. Gromer (Senior Vice President, Global Industry Busi-nesses), Richard P. Clark (Divisional Vice President, Global Wireless Products Group), Thomas DiClemente (Corporate Vice President and President, Europe, Middle East, Africa), Rudolf Gassner (Corporate Vice President and President, Global Personal Computer Division), Charles W. Goonrey (Corporate Vice President and General Legal Counsel), John E. Gurski (Corporate Vice President and Presi-dent, Global Value-Added Operations and President, Global Operations Division), David F. Henschel (Corporate Secretary), John H. Kegel (Corporate Vice President, Asia/Pacific), Mark E. Lang (Corporate Controller), Philippe Lemaitre (Corporate Vice President and Chief Technology Officer), Joseph C. Overbaugh (Corporate Treasurer), Nazario Proietto (Corporate Vice President and President, Global Consumer, Industrial and Power Technology Division); and the following other members of management and employees of AMP: Merrill
 A. Yohe, Jr. (Vice President, Public Affairs), Richard Skaare (Director, Corporate Communication), Douglas Wilburne (Director, Investor Relations), Suzanne Yenchko (Director, State Government Relations), Mary Rakoczy (Manager, Shareholder Services), Dorothy J. Hiller (Assistant Manager, Shareholder Services), Melissa E. Witsil (Communica-tions Assistant) and Janine M. Porr (Executive Secretary). As of the date of this communication, none of the foregoing participants individually beneficially own in excess of 1% of AMP's common stock or in the aggregate in excess of 2% of AMP's common stock.

 AMP has retained Credit Suisse First Boston Corporation ("CSFB") and Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") to act as its financial advisors in connection with the AlliedSignal Offer, for which CSFB and DLJ will receive customary fees, as well as reimbursement of reasonable out-of-pocket expenses. In addition, AMP has agreed to indemnify CSFB, DLJ and certain related persons against certain liabilities, including certain liabilities under the federal securities laws, arising out of their engagement. CSFB and DLJ are investment banking firms that provide a full range of financial services for institutional and individual clients. Neither CSFB nor DLJ admits that it or any of its directors, officers or employees is a "participant" as defined in Schedule 14A promulgated under the Securities Ex-change Act of 1934, as amended, in the solicitation, or that Schedule 14A requires the disclosure of certain information concerning either CSFB or DLJ. In connection with CSFB's role as financial advisor to AMP, CSFB and the following investment banking employees of CSFB may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are stockholders of AMP: Alan Howard, Steven Koch, Scott Lindsay, and Lawrence Hamdan. In connection with DLJ's role as financial advisor to AMP, DLJ and the following investment banking employees of DLJ may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are stockholders of AMP: Douglas V. Brown and Herald L. Ritch. In the normal course of its business, each of CSFB and DLJ regularly buys and sells securities issued by AMP for its own account and for the accounts of its customers, which transactions may result in CSFB, DLJ or the associates of either of them having a net "long" or net "short" position in AMP securities, or option contracts or other derivatives in or relating to such securities. As of September 25, 1998, DLJ held no shares of AMP common stock for its own account and CSFB had a net long position of 132,266 shares of AMP common stock.